SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

04 January, 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 04 January, 2010 re: Blocklisting Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

4th
 J
anuary 2010

Name of applicant :		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group sharesave scheme 1997
Period of return:	From:	01/0 7 /200 9	To:	3 1 / 12 /20 09
Balance of unallotted securities under scheme(s) from previous return:
13,515,055
On 27 November 2009, after approval from shareholders at a General Meeting held on 26 November 2009, a capital reorganisation by means of a subdivision of existing ordinary shares of 25p each was effected. Holders on the register on the record date exchanged one existing ordinary share of 25p each for one ordinary share of 10p each and one deferred share of 15p each. The number of shares rolled over in connection with existing blocklisted share schemes was
35,930,969
 ordinary shares of 10p each and the starting balance under each scheme has been restated to reflect this reorganisation.

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,51 5 , 055

Name of contact:	Sharon Slattery, Senior Company Secretary
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

4th
 J
anuary 2010

Name of applicant :		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group sharesave scheme 2007
Period of return:	From:	01/0 7 /2009	To:	3 1 / 12 /2009
Balance of unallotted securities under scheme(s) from previous return:
10,000,000
On 27 November 2009, after approval from shareholders at a General Meeting held on 26 November 2009, a capital reorganisation by means of a subdivision of existing ordinary shares of 25p each was effected. Holders on the register on the record date exchanged one existing ordinary share of 25p each for one ordinary share of 10p each and one deferred share of 15p each. The number of shares rolled over in connection with existing blocklisted share schemes was
35,930,969
ordinary shares of 10p each and the starting balance under each scheme has been restated to reflect this reorganisation.

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,000,000

Name of contact:	Sharon Slattery, Senior Company Secretary
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

4th
 January 2010

Name of applicant :		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group No. 1 executive share option scheme 1997
Period of return:	From:	01/07/2009	To:	31/12/2009
Balance of unallotted securities under scheme(s) from previous return:
1,363,403
On 27 November 2009, after approval from shareholders at a General Meeting held on 26 November 2009, a capital reorganisation by means of a subdivision of existing ordinary shares of 25p each was effected. Holders on the register on the record date exchanged one existing ordinary share of 25p each for one ordinary share of 10p each and one deferred share of 15p each. The number of shares rolled over in connection with existing blocklisted share schemes was
35,930,969
ordinary shares of 10p each and the starting balance under each scheme has been restated to reflect this reorganisation.

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1, 363,403

Name of contact:	Sharon Slattery, Senior Company Secretary
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

4th
 January 2010

Name of applicant :		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group No. 2 executive share option scheme 1997
Period of return:	From:	01/07/2009	To:	31/12/2009
Balance of unallotted securities under scheme(s) from previous return:
9,855,658
On 27 November 2009, after approval from shareholders at a General Meeting held on 26 November 2009, a capital reorganisation by means of a subdivision of existing ordinary shares of 25p each was effected. Holders on the register on the record date exchanged one existing ordinary share of 25p each for one ordinary share of 10p each and one deferred share of 15p each. The number of shares rolled over in connection with existing blocklisted share schemes was
35,930,969
ordinary shares of 10p each and the starting balance under each scheme has been restated to reflect this reorganisation.

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,855,658

Name of contact:	Sharon Slattery, Senior Company Secretary
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

4th
 January 2010

Name of applicant :		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group plc senior executives' share option scheme 1996
Period of return:	From:	01/07/2009	To:	31/12/2009
Balance of unallotted securities under scheme(s) from previous return:
762,500
On 27 November 2009, after approval from shareholders at a General Meeting held on 26 November 2009, a capital reorganisation by means of a subdivision of existing ordinary shares of 25p each was effected. Holders on the register on the record date exchanged one existing ordinary share of 25p each for one ordinary share of 10p each and one deferred share of 15p each. The number of shares rolled over in connection with existing blocklisted share schemes was
35,930,969
ordinary shares of 10p each and the starting balance under each scheme has been restated to reflect this reorganisation.

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		762,500

Name of contact:	Sharon Slattery, Senior Company Secretary
Telephone number of contact:	020 7356 1034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an
ris
.

Date:

4th
 January 2010

Name of applicant :		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group Shareplan
Period of return:	From:	01/07/2009	To:	31/12/2009
Balance of unallotted securities under scheme(s) from previous return:
434,353
On 27 November 2009, after approval from shareholders at a General Meeting held on 26 November 2009, a capital reorganisation by means of a subdivision of existing ordinary shares of 25p each was effected. Holders on the register on the record date exchanged one existing ordinary share of 25p each for one ordinary share of 10p each and one deferred share of 15p each. The number of shares rolled over in connection with existing blocklisted share schemes was
35,930,969
ordinary shares of 10p each and the starting balance under each scheme has been restated to reflect this reorganisation.

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		434,353

Name of contact:	Sharon Slattery, Senior Company Secretary
Telephone number of contact:	020 7356 1034

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  04 January, 2010